Exhibit 99.1

Currenc Group Announces up to $33 Million Convertible Note Financing

Your publication date and time will appear here.| Source: CURRENC Group Inc.

SINGAPORE, Oct. 09, 2025 (GLOBE NEWSWIRE) — Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”), a fintech pioneer empowering financial institutions worldwide with artificial intelligence (AI) solutions, today announced an agreement to issue and sell up to $33.0 million of the Company’s unsecured convertible promissory notes due October 8, 2027 (the “Notes”). After deducting related costs and expenses, the Company would receive $30.0 million in new funding if the financing is fully funded. An initial $4.4 million of principal amount has already closed, with net proceeds to the Company of $4.0 million, with the remainder to be drawn in tranches, subject to certain conditions contained in the definitive transaction documents related to the financing. This financing strengthens the Company’s balance sheet, supporting continued growth and strategic execution.

The Notes were issued in a private offering and will mature on October 8, 2027, unless earlier converted, redeemed, or repurchased by the Company in accordance with their terms. The Notes are unsecured, unsubordinated obligations of the Company and include 50% warrant coverage with an exercise price of $1.85 per share. The Notes will be convertible at the option of the holders in certain circumstances at an initial conversion price of $1.85 per share. The Notes bear interest at 5.00% per annum. The Company may prepay the Notes, in whole or in part, at its option, subject to a 10% prepayment premium. The maturity date may be extended once by up to six months at the Company’s election, subject to the terms of the Notes.

The Company expects to use the proceeds for general corporate purposes, including working capital and growth initiatives, and may repay existing indebtedness.

The Notes will be convertible at the option of the holders in certain circumstances at an initial conversion price of $1.85 per share. Upon conversion, the Company will deliver its ordinary shares; cash may be used at the Company’s option solely to comply with applicable law, stock exchange rules, or authorized share limits.

In connection with a change of control, and subject to limited exceptions, the holder may require a cash prepayment at 110% of the then-outstanding principal amount or may elect to convert immediately prior to closing.

Alex Kong, Currenc’s Founder, CEO and Executive Chairman, said, “Securing this financing reflects strong investor confidence in Currenc and our vision for the future. With enhanced financial flexibility, we are positioned to accelerate innovation, expand our AI product portfolio, and continue creating long-term value for our shareholders.”

In connection with the financing, the Company agreed to file with the SEC a registration statement covering the resale of the ordinary shares issuable upon conversion of the Notes and exercise of the Warrants within 60 days after each closing.

Ladenburg Thalmann & Co. Inc. served as sole financial advisor to the Company in connection with the financing.

The offer and sale of the Notes and any ordinary shares issuable upon conversion of the Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

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About Currenc Group Inc.

Currenc Group Inc. (Nasdaq: CURR) is a fintech pioneer dedicated to transforming global financial services through artificial intelligence (AI). The Company empowers financial institutions worldwide with comprehensive AI solutions, including SEAMLESS AI Call Centre and other AI-powered Agents designed to reduce costs, increase efficiency and boost customer satisfaction for banks, insurance, telecommunications companies, government agencies and other financial institutions. The Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Future closings under the financing are subject to conditions and may not occur. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor & Media Contact

Currenc Group Investor Relations

Email: investors@currencgroup.com

SOURCE: Currenc Group Inc.

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